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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15


            Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 33-54353
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                    Armco Inc. Retirement and Savings Plan
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            (Exact name of registrant as specified in its charter)

        703 Curtis Street, Middletown, Ohio 45043-0001; (513) 425-5000
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

           Plan Interests in Armco Inc. Retirement and Savings Plan
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           (Title of each class of securities covered by this Form)

                                     None
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         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      / /       Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)     / /       Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)      / /       Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)     / /       Rule 15d-6               /X/
     Rule 12h-3(b)(1)(i)      /X/

     Approximate number of holders of record as of the certification or notice
date:   None
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     Pursuant to the requirements of the Securities Exchange Act of 1934, AK
Steel Corporation Thrift Plan - Plan Document A, as successor by merger to Armco Inc. Retirement and Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 13, 2000                    AK Steel Corporation Thrift Plan - Plan
                                        Document A, as successor by merger to
                                        Armco Inc. Retirement and Savings Plan



                                        By:    /s/ John G. Hritz
                                        Name:  John G. Hritz
                                        Title: Executive Vice President

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